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                              May 19, 2022

       Andrew Robinson
       Chief Executive Officer
       Skyward Specialty Insurance Group, Inc.
       800 Gessner Road, Suite 600
       Houston, TX 77024

                                                        Re: Skyward Specialty
Insurance Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            CIK No. 0001519449
                                                            Submitted April 22,
2022

       Dear Mr. Robinson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Tonya K. Aldave at (202) 551-3601 to discuss how to
                                                        submit the materials,
if any, to us for our review.
       Market, Industry and Other Data, page ii

   2. We note you indicate that the prospectus includes market and industry data from industry
 Andrew Robinson
FirstName  LastNameAndrew   Robinson
Skyward Specialty Insurance Group, Inc.
Comapany
May        NameSkyward Specialty Insurance Group, Inc.
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         publications and that those sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Please revise to clarify that, notwithstanding the foregoing, you believe that this information is reliable.
Prospectus Summary, page 1

3.       We note your disclosure on page 6 that as of December 31, 2021, "95.7%
of
         [your] reinsurance recoverables were either derived from reinsurers
rated    A-    (Excellent)
         by A.M. Best, or better." Please revise for consistency with your disclosure in the table on page 97 where you state that $116,822,000 in reinsurance recoverables, or approximately
         21.8% of the total $536,327,000 in reinsurance recoverables, was attributed to Randall
         & Quilter and eCaptive PC1-IC, two reinsurers that are "unrated" by the AMB Best
         Ratings.
Use of Proceeds, page 44

4. Please state the approximate amount intended to be used for each purpose listed in the second sentence of the third paragraph, or tell us why you are unable to do so.
Management's Discussion and Analysis of Financial Condition
Loss Portfolio Transfer, page 50

5. Please disclose the identity of "a third party reinsurer" referenced in the first sentence of this section.
Reconciliation of Non-GAAP Financial Measures, page 58

6. Please tell us why it is appropriate to exclude the entire impact of your loss portfolio transfer (LPT) in your non-GAAP measures when you disclose on page 50 and elsewhere that the LPT relates to business that has been predominantly exited. For the portions of the business not exited, it appears that the removal of the LPT impacts results in the removal of normal, recurring, cash operating expenses of your business. See Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In
         your response, specifically tell us how your adjusted loss ratio presented on page 56 is meaningful if the entire net impact of the LPT is removed when presumably the net earned premiums on business not "predominantly exited" are included in the denominator of the ratio.
7. Please revise your reconciliations of Adjusted operating income and Underwriting income to describe and quantify the components of the "Other income and (expenses)"
         adjustment.
Credit Agreements, page 62

8. Please disclose your counterparties for the "Revolver" and the "Term Loan" described on pages 62 and 63 of the prospectus. In addition, tell us if you have filed these agreements
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FirstName  LastNameAndrew   Robinson
Skyward Specialty Insurance Group, Inc.
Comapany
May        NameSkyward Specialty Insurance Group, Inc.
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         and described their material terms.
Industry
Cyclicality of the Industry, page 78

9. We note your discussion about the cyclicality of the insurance industry. Please specify the current state of the insurance industry and, if necessary, add tailored risk factor disclosure. In that regard, please clarify in the risk factor heading, "[t]he insurance business is historically cyclical in nature," where the industry is in the cycle, so that investors may assess the risk.
Business
Reinsurance, page 95

10. Please refer to the table on page 97 and disclose the percentage of coverage ceded to each reinsurer and the nature and amount of collateral in trust under the contracts.
Reserves, page 98

11. Please tell us why development related to accident years 2019 and 2020 (and presumably
         2018 included in the "Prior" accident year totals) is characterized as relating to the LPT when the LPT relates to policies years 2017 and prior. To the extent that this development relates to exited lines, revise your disclosure to clarify and explain why you continue to incur losses on exited lines.
Loss Portfolio Transfer, page 99

12. Please disclose the "third party reinsurer domiciled in Bermuda" referenced in the first sentence of this section or advise. In addition, if this is a material agreement not made in the ordinary course of business, file it as an exhibit to the registration statement or advise why you are not required to do so.
Executive Compensation, page 122

13. Please advise why you have not also included a separate table for the non-equity incentive plan compensation, which is included as a separate column in your summary compensation table. Refer to Item 402(d) of Regulation S-K.
Employee Benefit and Equity Incentive Plans, page 126

14.      Once you have an estimated offering price or range, please explain to us how
         you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.
 Andrew Robinson
FirstName  LastNameAndrew   Robinson
Skyward Specialty Insurance Group, Inc.
Comapany
May        NameSkyward Specialty Insurance Group, Inc.
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Principal and Selling Stockholders, page 136

15. Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under 5% and Greater Shareholders. Exclusive Forum, page 141

16. We note the disclosure here that the federal district court will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities
         Act. Your risk factor disclosure on page 40 under "[o]ur certificate of incorporation and bylaws," seems to indicate that the discussed exclusive forum provision for disputes in the
         Court of Chancery of the State of Delaware applies to Securities Act claims. Please revise for consistency or advise.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Stock Based Compensation, page F-17

17. If true, please revise your policy disclosure to highlight that compensation for awards with market conditions is not reversed if the service was delivered but the market condition not attained consistent with the guidance in ASC 718-10-30-14 while any compensation for awards with a performance conditions would be reversed if the performance condition ultimately is not achieved consistent with the guidance in ASC 718-10-30-12. If your policy does not conform with the referenced guidance, tell us the impact of applying it.
4. Goodwill and Intangible Assets, page F-20

18. Revise to disclose the facts and circumstances leading to the impairment of goodwill during 2021 and 2020, and the method of determining fair value for the reporting unit used in the impairment caluclations. Refer to ASC 350-20-50-2.
5. Investments, page F-23

19. Please tell us why the amortized cost and fair value of your held to maturity asset-backed securities are the same at both December 31, 2021 and 2020. In your response, tell us:
             when you acquired these securities; and
             the market rate of interest for these securities at:
                o  acquisition;
                o  December 31, 2020; and
                o  December 31, 2021

20. On page F-26 you disclose that the proceeds from the sales of your held to maturity fixed maturity securities were approximately $0.0 million in 2021 and $7.7 million in 2020.
         Please tell us whether you actually sold these securities or whether the proceeds are the result of maturities or prepayment on the loans underlying your asset-backed securities. If you sold any held to maturity securities, provide us your analysis as to how these sales do
 Andrew Robinson
FirstName  LastNameAndrew   Robinson
Skyward Specialty Insurance Group, Inc.
Comapany
May        NameSkyward Specialty Insurance Group, Inc.
     19, 2022
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         not taint held to maturity classification for your remaining investments as stipulated in
         ASC 320-10-35-8 and 35-9.
6. Fair Value Measurements, page F-27

21. Please revise to describe the inputs and techniques used in determining the fair value of your level 2 invesments by major asset class. Refer to ASC 820-10-50-2.bbb.
13. Temporary Equity and Stockholders' Equity, page F-38

22. Please provide your analysis supporting classification and valuation of your Series A
         Convertible Preferred Stock as temporary equity as of December 31, 2020. Also tell us how you accounted for the change in conversion rate from $1.74 per common share to
         $1.51 per common share at December 31, 2021. Refer to specific guidance in your response.
14. Income Taxes, page F-39

23. Please tell us why you do not have a larger valuation allowance against your net deferred tax assets at both December 31, 2020 and 2021. In this regard, your accumulated deficit at
         December 31, 2020 and losses in 2020 appear to be indicative of a history of losses and a significant piece of negative evidence that is difficult to overcome with an apparent one year of profitability in 2021 (see ASC 740-10-30-23). Given that you did not record a significant valuation allowance reversal in 2020, in your response, also tell us why a significant valuation allowance was not recorded against your deferred tax assets at
         December 31, 2019.
15. Losses and Loss Adjustment Expenses, page F-41

24. Please revise the rollforwards of your reserves for losses and LAE beginning at the bottom of page F-41 to correct the apparent footing and decimal placement errors. In this regard, for example, it appears that your net reserves at the beginning of 2021 should be $481,602 thousand, not $48 thousand.
Short Duration Contract Disclosures, page F-42

25. You disclose on page F-46 that your property and commercial auto liability lines contributed 25.1% and 24.2% of your premiums written during 2021. You also state on page F-42 that the prior year loss development of your multi-line and short tail lines was due to commercial auto claims, and favorable loss emergence in your property and accident and health product lines, respectively. Please tell us your consideration of ASC
         944-40-50-4H in determining the level of disaggregation for your incurred and paid loss development tables, as these lines within your tables appear to have both a significant proportion of your business as well as differing development patterns. Andrew Robinson
Skyward Specialty Insurance Group, Inc.
May 19, 2022
Page 6
16. Premiums, page F-46

26. Please reconcile the gross written premiums by line presented on page F-46 with your disclosures by line on pages 4 and 83.
Schedule VI - Supplemental Information Concerning Property-Casualty Insurance Operations, page F-62

27. Please tell us why the following amounts presented in this schedule are inconsistent with those presented in your financial statements:
          The total of 2021 current and prior year losses and loss adjustment expenses of
          $366,348,000 does not agree with the $354,411,000 presented on the face of your statement of operations on page F-6.
          The total of 2020 current and prior year losses and loss adjustment expenses of
          $351,398,000 does not agree with the $362,182,000 presented on the face of your statement of operations on page F-6.
          Paid claims and claim adjustment expenses of $249,739,000 in 2021 does not agree with the $237,802,000 needed to properly roll forward your net reserve balance in the table beginning at the bottom of page F-41.
Exhibits

28. Refer to your disclosure on page 134 under "Transactions with the Westaim Corporation and its affiliates" section. Please file the investment management agreement with Arena
      Investors as an exhibit to your registration statement or tell us why you have not filed it.
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                             Sincerely,
FirstName LastNameAndrew Robinson
                                                     Division of Corporation
Finance
Comapany NameSkyward Specialty Insurance Group, Inc.
                                                     Office of Finance
May 19, 2022 Page 6
cc:       Patrick J. O'Malley, Esq.
FirstName LastName